SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3/A
(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

SHAMIR OPTICAL INDUSTRY LTD.
(Name of Issuer)

Shamir Optical Industry Ltd.
Essilor International SA
Essilor Israeli Holdings Ltd.
Shamrock Acquisition Sub Ltd.
Kibbutz Shamir A.C.S.
Shamir Optica Holding Ltd.
(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 each
(Title of Class of Securities)

M83683108
(CUSIP Number of Class of Securities)

David Bar-Yosef, General Counsel,
Shamir Optical Industry Ltd.
Kibbutz Shamir, 12135 Upper
Galilee, Israel
Tel: 972-4-6947777

Carol Xueref, Director
Essilor Israeli Holdings Ltd.
Shamrock Acquisition Sub Ltd.
31 Hillel St., Jerusalem, 91000 Israel
Tel: +972-2-6239200
Carol Xueref, Director for Legal Affairs and Group Development Essilor International SA 147, rue de Paris, 94220 Charenton-le-Pont, France Tel: 33-1-49-77-44-50
Efrat Cohen, Chief Financial Officer, Kibbutz Shamir A.C.S.
12135 Upper Galilee, Israel
Tel: 972-4-6947226

Efrat Cohen, Member of the
Executive Committee,
Shamir Optica Holding Ltd.
12135 Upper Galilee, Israel
Tel: 972-4-6947226

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

With copies to:

Dr. Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center, Tel Aviv 67021, Israel Tel: +972-3-6044479	Linda Hesse, Esq. Jones Day 2, rue Saint-Florentin 75001 Paris, France Tel: 33-1-56-59-39-39	Amos Konforti, Adv. Shenhav, Konforti, Shavit & Co. 9 Ehad-Haam St., PO Box 29671 Tel-Aviv 61296, Israel Tel: +972-3-7967222

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$112,772,550.50	$8,040.68

* Calculated solely for purposes of determining the filing fee. The filing fee was calculated by adding (x) $14.50 (the proposed cash payment for each outstanding ordinary share of Shamir Optical Industry Ltd.) multiplied by 6,569,206 (the number of such shares outstanding as of November 24, 2010 that are subject to the transaction, not including shares held directly or indirectly by (i) Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society and the controlling shareholder of Shamir, (ii) Shamir Optica Holding Ltd. (now converted into Shamir Optica Holding Ltd.), through which Kibbutz Shamir holds most of its ordinary shares of Shamir, (iii) Essilor International SA, a French société anonyme, (iv) Essilor Israeli Holdings Ltd., an Israeli company and a direct wholly-owned subsidiary of Essilor International SA or (v) Shamrock Acquisition Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Essilor International SA), (y) $12,952,719.50 ($14.50 multiplied by 893,291, the number of such shares issuable upon the exercise of vested and outstanding options as of November 24, 2010), and (z) $4,566,344.00 ($14.50 less the weighted average of the exercise price of unvested and outstanding options as of November 24, 2010 multiplied by 570,793 (the number of such shares issuable upon the exercise of vested and outstanding options as of November 24, 2010, that have a per share exercise price lower than $14.50)).

** The payment of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 2 for Fiscal Year 2011 issued by the Securities Exchange Commission on September 29, 2010, equals .00007130 multiplied by the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,040.68

Form or Registration No.:  Schedule 13E-3

Filing Parties:  Shamir Optical Industry Ltd., Kibbutz Shamir A.C.S., Shamir Optica Holdings A.C.S. (now converted into Shamir Optica Holding Ltd.) Ltd., Essilor International SA, Essilor Israeli Holdings Ltd. and Shamrock Acquisition Sub Ltd.

Date Filed:  December 1, 2010

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 (this “Final Amendment”) is being filed with the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) by: (i) Shamir Optical Industry Ltd., an Israeli company (“Shamir” or the “Company”), (ii) Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society and the controlling shareholder of Shamir (“Kibbutz Shamir”), (iii) Shamir Optica Holding Ltd., an Israeli agricultural cooperative society wholly owned by Kibbutz Shamir through which Kibbutz Shamir holds most of its ordinary shares of Shamir (now converted into Shamir Optica Holding Ltd.) (“Shamir Holdings”), (iv) Essilor International SA, a French société anonyme (“Essilor”), (v) Essilor Israeli Holdings Ltd., an Israeli company and a direct wholly-owned subsidiary of Essilor International SA (“Essilor Israeli Holdings”), and (vi) Shamrock Acquisition Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Essilor International SA (“Merger Sub” collectively with Shamir, Kibbutz Shamir, Shamir Holdings and Essilor Israeli Holdings, the “Filing Persons”).  This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this transaction statement on Schedule 13E-3.

This Final Amendment is being filed in relation to the Agreement and Plan of Merger, dated as of October 15, 2010, by and among Shamir, Essilor and Merger Sub (the “Merger Agreement”), providing for the merger of Merger Sub with and into Shamir under the provisions of Sections 350 and 351 of the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”) and the other transactions contemplated by the Merger Agreement.

 The information contained in this Final Amendment concerning any of the Filing Persons has been provided by such Filing Person. Although no Filing Person has any knowledge that any information provided by any other Filing Person contains any misstatements of a material fact or omits to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, no Filing Person has independently verified or reviewed any such information and none of them makes any representation as to the accuracy or completeness of such information. The filing of this Final Amendment shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Shamir is “controlled” by any Filing Person. No Filing Person intends to imply by the foregoing sentence that such Filing Person is not obligated to file this Final Amendment.

Item 15: Additional Information.

Item 15 is hereby amended and supplemented as follows:

Item 1011(b) of Regulation M-A:

On April 26, 2011, at two special meetings of the shareholders of Shamir, Shamir’s shareholders voted to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement. On June 13, 2011, the Nazareth District Court issued a decision approving the merger. On June 21, 2011, the U.S. Federal Trade Commission indicated that its investigation of the transaction had been closed.

On July 1, 2011, the merger and the related transactions were consummated.  Under the terms of the Merger Agreement, each outstanding ordinary share of Shamir was converted into the right to receive $14.50 in cash, without interest and less any applicable withholding taxes, other than ordinary shares held, directly or indirectly, by Kibbutz Shamir, Shamir Holdings, Essilor or Merger Sub and other than “dormant shares” as that term is defined under Israeli Companies Law.  Following the consummation of the merger and the related transactions, Shamir became a direct wholly-owned subsidiary of Shamir Holdings, and Essilor International SA and Kibbutz Shamir each beneficially own 50% of all outstanding equity of Shamir Holdings.

Upon the consummation of the merger, Shamir's ordinary shares became eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shamir is filing a Certification of Notice of Termination of Registration on Form 15 with the Commission in order to deregister its ordinary shares under the Exchange Act and terminate its periodic reporting thereunder.  In addition, Shamir has sought to discontinue the trading of its ordinary shares on the Tel Aviv Stock Exchange and on The NASDAQ Global Market.

Item 16: Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Press Release dated October 15, 2010 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on October 15, 2010).
(a)(2)	Definitive Information Statement (including all appendices thereto).***
(a)(3)	Form of Proxy Card.***
(a)(4)	Press Release dated June 14, 2011 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on June 14, 2011).
(a)(5)	Press Release dated July 1, 2011 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on July 1, 2011).
(b)	Not Applicable.
(c)(1)	Presentation of Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.**
(c)(2)	Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.*
(c)(3)	Presentation materials of Perella Weinberg Partners UK LLP, dated February 25, 2010.**
(c)(4)	Presentation materials of Perella Weinberg Partners UK LLP, dated July 12, 2010.*
(c)(5)	Presentation materials of Perella Weinberg Partners UK LLP, dated October 14, 2010.**
(c)(6)	Presentation materials of Trigger-Foresight, dated June, 2010.**
(d)(1)
Agreement and Plan of Merger, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Shamir Optical Industry Ltd., dated October 15, 2010 (incorporated by reference to Appendix A of Exhibit (a)(2) hereto).

(d)(2)
Share Purchase and Subscription Agreement, by and among Shamir Optica Holdings A.C.S.., Kibbutz Shamir A.C.S. and Essilor International SA, dated October 15, 2010 (incorporated by reference to Exhibit 99.7 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(3)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Kibbutz Shamir A.C.S. and accepted and agreed by Shamir Optica Holdings A.C.S., dated October 15, 2010 (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(4)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Mr. Dan Katzman, dated October 15, 2010 (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(5)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Haklaei Eyal Ha’Sharon ACS Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.5 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(6)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Eyal Microwave Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.6 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.

* Previously filed on December 1, 2010

** Previously filed on January 25, 2011

*** Previously filed on March 24, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2011

Shamir Optical Industry Ltd.

By:	/s/ David Bar-Yosef
Name: David Bar-Yosef
Title: General Counsel

Shamir Optica Holdings A.C.S. Ltd.

By:	/s/ Uzi Tzur
Name: Uzi Tzur
Title: Chairman of the Executive Committee

By:	/s/ Efrat Cohen
Name: Efrat Cohen
Title: Member of the Executive Committee

Essilor International SA

By:	/s/ Carol Xueref
Name: Carol Xueref
Title: Director for Legal Affairs and Group Development

Essilor Israeli Holdings Ltd.

By:	/s/ Carol Xueref
Name: Carol Xueref
Title: Director

Shamrock Acquisition Sub Ltd.

By:	/s/ Carol Xueref
Name: Carol Xueref
Title: Director

Kibbutz Shamir A.C.S.

By:	/s/ Uzi Tzur
Name: Uzi Tzur
Title: Chairman of the Economical Committee

By:	/s/ Efrat Cohen
Name: Efrat Cohen
Title: Member of the Economical Committee and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Press Release dated October 15, 2010 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on October 15, 2010).
(a)(2)	Definitive Information Statement (including all appendices thereto).***
(a)(3)	Form of Proxy Card.***
(a)(4)	Press Release dated June 14, 2011 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on June 14, 2011).
(a)(5)	Press Release dated July 1, 2011 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on July 1, 2011).
(b)	Not Applicable.
(c)(1)	Presentation of Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.**
(c)(2)	Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.*
(c)(3)	Presentation materials of Perella Weinberg Partners UK LLP, dated February 25, 2010.**
(c)(4)	Presentation materials of Perella Weinberg Partners UK LLP, dated July 12, 2010.*
(c)(5)	Presentation materials of Perella Weinberg Partners UK LLP, dated October 14, 2010.**
(c)(6)	Presentation materials of Trigger-Foresight, dated June, 2010.**
(d)(1)
Agreement and Plan of Merger, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Shamir Optical Industry Ltd., dated October 15, 2010 (incorporated by reference to Appendix A of Exhibit (a)(2) hereto).

(d)(2)
Share Purchase and Subscription Agreement, by and among Shamir Optica Holdings A.C.S., Kibbutz Shamir A.C.S. and Essilor International SA, dated October 15, 2010 (incorporated by reference to Exhibit 99.7 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(3)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Kibbutz Shamir A.C.S. and accepted and agreed by Shamir Optica Holdings A.C.S., dated October 15, 2010 (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(4)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Mr. Dan Katzman, dated October 15, 2010 (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(5)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Haklaei Eyal Ha’Sharon ACS Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.5 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(6)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Eyal Microwave Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.6 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.

* Previously filed on December 1, 2010

** Previously filed on January 25, 2011

*** Previously filed on March 24, 2011